Exhibit 99.1

FRO: Filing of Schedule 13D

Frontline Ltd. (the “Company” or “Frontline”) (NYSE:FRO) announces that it has today filed a Schedule 13 D with the United States Securities and Exchange Commission reporting that the Company as of December 3, 2004 had acquired more than 5% of the common stock of General Maritime Corporation. Frontline at that time controlled 2,451,300 shares in General Maritime represented by direct share holding and future contracts. Since December 3, 2004 Frontline has reduced its position in General Maritime to less than 5 % ownership.

Frontline believes that a closer integration between General Maritime and Frontline would be highly beneficial for the shareholders of both companies. Such integration could include several different forms from a full merger to a marketing joint venture by which the companies pool certain types of vessels. Frontline believes a combination would lead to improved revenue through increased trading flexibility, lower cost through economy of scale and other operating benefits, as well as increased interest from the Capital Markets.

On Friday, December 3, 2004, officers of Frontline made informal contact with General Maritime’s CEO in order to advance these ideas and to arrange for a meeting where such ideas could be discussed. The request for a meeting was rejected.

Frontline has reason to believe that the concept of integrating Frontline and General Maritime has support in General Maritime’s shareholder base. Frontline also believes integration of the two businesses would be beneficial in the long term, however at this time it has no specific plans to accomplish this.

The Board of Frontline would like to reaffirm to Frontline’s shareholders that no transaction would be considered without taking into account the fact that Frontline historically, as well as of today, has a higher operating margin than General Maritime.

The Board also wants to reaffirm to Frontline’s shareholders that the dividend strategy the Company has successfully followed during the last years is intact and remains one of the most important parts of the Company’s commitment to shareholders. The investment in General Maritime will have limited consequences for the Company’s pay out ratio for the fourth quarter. These consequences are likely to be more than offset through refinancing benefits achieved through declaration and subsequent refinancing of three of the Company’s German controlled KG VLCCS.

The positive development in the freight market has continued since the announcement of the third quarter results and has given the Board increased confidence in the fourth quarter results as well as the results for the first part of 2005.

December 13, 2004
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

          Contact: Tor Olav Troim: Director, Frontline Ltd
          +44 77 34 97 65 75